Exhibit 99.1. Report of Management on Internal Control over Financial Reporting.

          Management of Princeton National Bancorp, Inc. (“PNBC”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. PNBC’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PNBC;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

-	provide reasonable assurance that receipts and expenditures of PNBC are being made only in accordance with authorization of management and directors of PNBC; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

          Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Management assessed the effectiveness of PNBC’s internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of PNBC’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors.

          Based on this assessment, management determined that, as of December 31, 2010, PNBC did not maintain effective internal control over financial reporting due to a material weakness in the internal controls over financial reporting for the allowance for loan losses that was identified as discussed below.

          During the audit of the financial statements as of December 31, 2010, BKD, LLP, the Corporation’s external public accounting firm identified a control deficiency related to asset quality and collateral valuation analysis determined to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. During the fourth quarter of 2010 and the first quarter of 2011 management has taken significant action to address this internal control matter. A detailed explanation of this material weakness and the steps which have been taken and are in process follows.

          The nature of the material weakness and how it was identified. The material weakness was identified by our external auditors through their year-end audit procedures and as a result of the annual examination by the bank’s primary regulator, the OCC. The material weakness determination was reached based on the level of nonperforming loans supported by collateral which had not been appraised within the previous twelve months. From the population of classified commercial loans over $700,000, it was noted that $28,481,000, or 54% were collateralized by property which had not been appraised within the past twelve months.

          How the weakness was overcome to ensure proper year-end financial statements. The Corporation obtained the necessary appraisals, recorded the necessary charge-offs to the allowance based on the inclusion of the update appraised values in appropriate impairment analyses, and adjusted the allowance for loan losses for any specific reserves required due to the identified material weakness. A review of the December 31, 2010 allowance for loan losses calculation was performed including a thorough review of collateral adequacy on all non-performing loans. Management determined the appropriate allowance for loan losses amount necessary based on generally accepted accounting principles which resulted in the balance of the allowance for loan losses as of December 31, 2010.

          The extent which the material weakness impacted prior interim periods. Despite the existence of the above noted item which resulted in the identification of a material weakness as of December 31, 2010, the majority of the impact on the recorded balance of the allowance for loan losses is deemed to be due to deterioration in the values of collateral supporting commercial real estate and commercial real estate development loans that occurred in the fourth quarter of 2010 and not in prior interim periods. Therefore, the identified material weakness is not considered to have a material impact on prior interim periods in 2010.

          Material changes to internal control over financial reporting during the fourth quarter of 2010 and the first quarter of 2011. In the fourth quarter of 2010, the Corporation filled a newly created role of Chief Credit Officer and established a credit administration division to oversee the development, maintenance, and monitoring of loan policies & procedures. Responsibilities of the credit administration division that have been created in the fourth quarter of 2010 and the first quarter of 2011 include credit analysis, credit risk management, loan servicing and administration, collections, and the special assets group, as well as loan portfolio analysis and the maintenance of the allowance for loan losses. The functions of the special assets group include loss mitigation and workout of non-performing loans, liquidation of non-performing assets, and other responsibilities to accelerate and maximize loan recoveries. As part of establishing the new credit administration division, the Bank’s Chief Credit Officer has identified and engaged experienced personnel to fill key roles within credit administration in continuing to address the Corporation’s identified material weakness.

          In addition to the special assets group, credit risk analytics was created and staffed to facilitate allowance for loan losses calculations, loan portfolio monitoring, migration analysis, concentration analysis, and other credit risk analysis. In conjunction with the special assets group, the credit risk analytics position is responsible for ensuring that loan level detail is appropriately maintained relative to problem loan reporting, including current appraisal documentation, and the identification of non-accrual loans and loans subject to classification as troubled debt restructurings.